LIFE MAGNETICS, INC.

FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report 2
Balance Sheets 3
Statements of Income 4
Statements of Equity 5
Statements of Cash Flows 6
Notes to the Financial Statement 7

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To The Board of Directors
Life Magnetics, Inc.
Detroit, Michigan

We have reviewed the accompanying financial statements of Life Magnetics, Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
February 24, 2021

LIFE MAGNETICS, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 12,710	$ 8,606
Accounts receivable, net	11,596	-
Prepaid expenses and other current assets	17,627	-
TOTAL CURRENT ASSETS	41,933	8,606
PROPERTY AND EQUIPMENT		
Property and equipment, net	57,205	48,622
OTHER ASSETS		
Intangible assets	28,939	31,165
Payroll tax credits	11,028	10,625
	39,967	41,790
TOTAL ASSETS	$ 139,105	$ 99,018

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 1,793	$ 9,889
Deferred compensation	115,261	93,319
Accrued expenses	2,419	8,155
Accrued interest	687	-
SBA - PPP loan	18,534	-
TOTAL CURRENT LIABILITIES	138,694	111,363
LONG-TERM LIABILITIES		
Note payable - related parties	33,057	3,839
Convertible note	20,000	-
TOTAL LONG-TERM LIABILITIES	53,057	3,839
TOTAL LIABILITIES	191,751	115,202
SHAREHOLDERS' EQUITY		
Treasury stock, see note 7	(999)	(999)
Preferred stock, see note 7	97	57
Common stock, see note 7	380	380
Additonal paid-in capital	690,015	490,055
Accumulated deficit	(742,139)	(505,677)
TOTAL SHAREHOLDERS' EQUITY	(52,646)	(16,184)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 139,105	$ 99,018

See independent accountant's review report and accompanying notes to financial statements.

LIFE MAGNETICS, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019

	2020	2019
REVENUES	$ 14,235	$ 19,236
COST OF GOODS SOLD	32,833	18,998
GROSS PROFIT	(18,598)	238
OPERATING EXPENSES		
Amortization and depreciation	20,277	18,246
General and administrative	15,444	6,512
Payroll expenses	83,263	102,503
Product design	66,707	72,144
Professional fees	13,065	9,775
Sales and marketing	25,027	8,500
TOTAL OPERATING EXPENSES	223,783	217,680
NET OPERATING INCOME	(242,381)	(217,442)
OTHER INCOME/(EXPENSES)		
R&D tax credit	6,606	6,636
Interest expense	(687)	-
TOTAL OTHER INCOME	5,919	6,636
NET LOSS	$ (236,462)	$ (210,806)

See independent accountant's review report and accompanying notes to financial statements.

LIFE MAGNETICS, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019

	Treasury Stock		Preferred Stock		Common Stock		Additional	Retained Earnings	
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2019	-	$ -	3,826	$ 38	38,089	$ 381	410,074	$ (294,871)	$ 115,622
Issuance of stock	-	-	1,878	19	-	-	79,981	-	$ 80,000
Repurchase of stock	59	(999)	-	-	(59)	(1)	-	-	$ (1,000)
Net loss	-	-	-	-	-	-	-	(210,806)	$ (210,806)
ENDING BALANCE, DECEMBER 31, 2019	59	$ (999)	5,704	$ 57	38,030	$ 380	$ 490,055	$ (505,677)	$ (16,184)
Issuance of stock	-	-	4,000	40	-	-	199,960	-	$ 200,000
Net loss	-	-	-	-	-	-	-	(236,462)	$ (236,462)
ENDING BALANCE, DECEMBER 31, 2020	**59**	**$ (999)**	**9,704**	**$ 97**	**38,030**	**$ 380**	**$ 690,015**	**$ (742,139)**	**$ (52,646)**

See independent accountant's review report and accompanying notes to financial statements.

LIFE MAGNETICS, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (236,462)	$ (210,806)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation expense	20,277	18,246
(Increase) decrease in assets:		
Accounts receivable	(11,596)	-
Payroll tax credits	(403)	(4,826)
Prepaid expenses and other current assets	(17,627)	-
Increase (decrease) in liabilities:		
Accounts payable	(8,096)	9,411
Accrued expenses	16,893	81,570
CASH USED FOR OPERATING ACTIVITIES	(237,014)	(106,405)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	-	(3,636)
Cash used for fixed assets	(26,634)	(14,530)
CASH USED FOR INVESTING ACTIVITIES	(26,634)	(18,166)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of preferred stock	200,000	80,000
Purchase of treasury stock	-	(1,000)
Issuanceof notes payable - related parties	29,218	542
Issuance of convertible notes	20,000	-
Issuance of SBA - PPP loan	18,534	-
CASH PROVIDED BY FINANCING ACTIVITIES	267,752	79,542
NET INCREASE (DECREASE) IN CASH	4,104	(45,029)
CASH AT BEGINNING OF YEAR	8,606	53,635
CASH AT END OF YEAR	$ 12,710	$ 8,606

CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company

Life Magnetics, Inc. (the "Company") was incorporated in the State of Michigan on October 4, 2013. The Company has developed a reliable method to transport and store RNA, which has commercial application in the deployment of at-home medical tests and in the storage and transport of mRNA drugs such as the COVID-19 vaccines.

Going Concern

Since Inception, the Company has relied on funds from the Small Business Innovation Fund (SBIR) program, with the National Science Foundation being the primary funding agency, to pay for operating expenses while the product was in development. With those grants completed, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is ramping up sales and marketing but still generates very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to market the product and continue to raise funds from revenue generating activities.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, and 2019, the Company believed all amounts in accounts receivable are collectable.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent (twenty years). Amortization expense for the period ending December 31, 2020, and 2019, was $2,226 and $3,135, respectively.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years, while manufacturing equipment is depreciated over seven years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Michigan.

1. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company's payments are generally collected net thirty. For the years ending, December 31, 2020, and 2019 the Company had recognized sales of $14,235 and $19,236, respectively.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

1. **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2020 and 2019:

Property and equipment at cost:	2020	2019
Office Equipment	$ 3,544	$ 3,544
Manufacturing Equipment	134,712	108,078
	138,256	111,622
Less: Accumulated depreciation	81,051	63,000
Total	$ 57,205	$ 48,622

See independent accountant's review report.

4. Convertible Notes

In 2020 one convertible promissory note was issued for a total of $20,000 with 6% APRs and maturity date in 2022 or upon an "exit transaction."

In the event that the Company consummates a Qualified Financing while the Note is outstanding, and subject to an Event of Default, the Outstanding Obligation of the Note shall be automatically converted into Investor Equity at the Conversion Price in connection with the Qualified Financing. The Investor will receive all of the benefits and rights afforded to the other investors participating in the Qualified Financing. The Company will provide the Investor at least 15 days advance written notice of any Qualified Financing. The conversion price shall equal the lesser of (x) 80% of the price per share or unit at which the Company sells and issues Investor Equity in the Qualified Financing, or (y) the Cap Price.

In the event that the Company consummates a Non-Qualified Financing (as defined below) while this Note is outstanding, and subject to an Event of Default, the Investor shall have the right, but not the obligation, to cause all, but not less than all, Outstanding Obligations under the Notes to convert into Investor Equity at the Conversion Price in connection with the Non-Qualified Financing. The Investor will receive all of the benefits and rights afforded to the other investors participating in the Non-Qualified Financing. The Company will provide the Investor at least 15 days advance written notice of any Non-Qualified Financing. The conversion price shall equal (A) the lesser of (x) 80% of the price per share or unit at which the Company sells and issues Investor Equity in the Non-Qualified Financing or (y) the Cap Price and (B) in the event of a debt or SAFE Non-Qualified Financing, then the same economic terms of said new notes or SAFEs issued in conjunction with such transaction.

At the closing of an Exit Transaction, and subject to an Event of Default, the Investor shall have the right, but not the obligation, to cause all, but not less than all, Outstanding Obligations under the Notes to convert into Investor Equity at the Conversion Price. The Company will provide the Investor at least 15 days advance written notice of any Exit Transaction.

The Note carries a cap value of $5,000,000.

5. Notes Payable – Related Parties

Since inception, related parties have provided loans to the Company valued at $33,057 and $3,839 as of December 31, 2020 and 2019, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

6. SBA PPP Loan

In 2020, the Company received loan proceeds of $18,534 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

7. Equity

Treasury Stock
In fiscal 2019, the board of directors authorized a purchase of 59 shares of the Company's common stock for $1,000.

Preferred Stock
Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 11,904 shares at $0.01 par value per share. As of December 31, 2020, and 2019, 9,704 and 5,704, shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 61,934 shares, at $0.01 par value per share. As of December 31, 2020, and 2019, 38,030 shares have been issued and are outstanding.

7. <u>Going Concern</u>

These financial statements are prepared on a going concern basis. The Company registered on October 4, 2013 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. <u>Subsequent Events</u>

The Company has evaluated subsequent events through February 24, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.